UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 *
(Amendment No. 1)

Weibo Corporation

(Name of Issuer)

Class A Ordinary Shares, par value US$0.00025 per share

(Title of Class of Securities)

948596101(1)

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This CUSIP number applies to the Issuer’s American Depositary Shares, each representing one Class A Ordinary Share.

1.	Names of Reporting Persons Alibaba Group Holding Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 64,883,086 Class A Ordinary Shares (1)

	6.	Shared Voting Power

	7.	Sole Dispositive Power 64,883,086 Class A Ordinary Shares (1)

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,883,086 Class A Ordinary Shares (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.

Percent of Class Represented by Amount in Row (9)
67.5% of Class A Ordinary Shares (or 30.6% of the total ordinary shares assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares) (1)

12.	Type of Reporting Person (See Instructions)

(1)                                 The Reporting Persons are deemed to beneficially own 64,883,086 Class A Ordinary Shares based on beneficial ownership of 58,883,086 Class A Ordinary Shares and 6,000,000 American depositary shares (the “ADSs”), representing 6,000,000 Class A Ordinary Shares. The percentage is based on the aggregate number of Class A Ordinary Shares and Class B Ordinary Shares issued and outstanding as of December 31, 2015, as provided by the Issuer.

1.	Names of Reporting Persons Ali WB Investment Holding Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 64,883,086 Class A Ordinary Shares (1)

	6.	Shared Voting Power

	7.	Sole Dispositive Power 64,883,086 Class A Ordinary Shares (1)

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,883,086 Class A Ordinary Shares (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.

Percent of Class Represented by Amount in Row (9)
67.5% of Class A Ordinary Shares (or 30.6% of the total ordinary shares assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares) (1)

12.	Type of Reporting Person (See Instructions)

(1)                                 The Reporting Persons are deemed to beneficially own 64,883,086 Class A Ordinary Shares based on beneficial ownership of 58,883,086 Class A Ordinary Shares and 6,000,000 ADSs representing 6,000,000 Class A Ordinary Shares. The percentage is based on the aggregate number of Class A Ordinary Shares and Class B Ordinary Shares issued and outstanding as of December 31, 2015, as provided by the Issuer.

Item 1.
	(a)	Name of Issuer Weibo Corporation
	(b)	Address of Issuer’s Principal Executive Offices 7th Floor, Shuohuang Development Plaza No .6 Caihefang Road Haidian District, Beijing 100080 People’s Republic of China

Item 2.
	(a)	Name of Person Filing This schedule is filed by and on behalf of: 1 Alibaba Group Holding Limited 2 Ali WB Investment Holding Limited
	(b)	Address of the Principal Office or, if none, Residence
1	Alibaba Group Holding Limited	c/o Alibaba Group Services Limited, 26/F Tower One, Times Square, 1 Matheson Street, Causeway Bay, Hong Kong.
2	Ali WB Investment Holding Limited	Fourth Floor, One Capital Place, P.O. Box 847, Grand Cayman, KY1-1103, Cayman Islands.
	(c)	Citizenship
1	Alibaba Group Holding Limited	Cayman Islands
2	Ali WB Investment Holding Limited	Cayman Islands
	(d)	Title of Class of Securities Class A Ordinary Shares
	(e)	CUSIP Number 948596101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.		Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Reporting Person(1)	Amount beneficially owned	Percent of class(2)	Sole power to vote or direct the vote(2)	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of(1)	Shared power to dispose or to direct the disposition of
Alibaba Group Holding Limited	64,883,086	67.5%	64,883,086	0	64,883,086	0
Ali WB Investment Holding Limited	64,883,086	67.5%	64,883,086	0	64,883,086	0

(1)   Ali WB Investment Holding Limited is the beneficial owner of 64,883,086 Class A Ordinary Shares of the Issuer based on beneficial ownership of 58,883,086 Class A Ordinary Shares and 6,000,000 ADSs representing 6,000,000 Class A Ordinary Shares. Ali WB Investment Holding Limited is wholly owned by Alibaba Group Holding Limited. Alibaba Group Holding Limited has voting and investment power with respect to these Class A Ordinary Shares or ADSs representing the Class A Ordinary Shares.

(2)   Represent 67.5% of Class A Ordinary Shares (or 30.6% of the total ordinary shares assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares). The percentage is based on the aggregate number of Class A Ordinary Shares and Class B Ordinary Shares issued and outstanding as of December 31, 2015, as provided by the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable

Item 8.	Identification and Classification of Members of the Group.
Not applicable

Item 9.	Notice of Dissolution of Group.
Not applicable

Item 10.	Certification.
Not applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016

Alibaba Group Holding Limited

/s/ Timothy A. Steinert
Name:	Timothy A. Steinert
Title:	General Counsel and Secretary

Ali WB Investment Holding Limited

/s/ Timothy A. Steinert
Name:	Timothy A. Steinert
Title:	Director

EXHIBIT INDEX

Exhibit No.
99.1	Agreement pursuant to 13d-1(k) among Alibaba Group Holding Limited and Ali WB Investment Holding Limited.